SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              AMENDMENT NO. 2
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        America Service Group, Inc.
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                             (Name of Issuer)


                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)


                                 02364L109
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                              (CUSIP Number)


                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                              Suite 4660 West
                             2200 Ross Avenue
                           Dallas, Texas  75201
                              (214) 999-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 8, 1998
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                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].


CUSIP NO. 02364L109        Amendment No. 2


(1)  Name of Reporting Person                    Value Partners, Ltd.
     S.S. or I.R.S. Identification               75-2291866
     No. of Above Person (Not Required
     To Be Reported)

(2)  Check the Appropriate Box if a              (a)
     Member of a Group (See instructions)        (b)   X

(3)  SEC Use Only

(4)  Source of Funds (See instructions)          WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization        Texas

Number of Shares    (7) Sole Voting Power        332,175*
Beneficially Owned
by Each Reporting   (8) Shared Voting            -0-
Person with:              Power

                    (9) Sole Dispositive         332,175*
                          Power

                   (10) Shared Dispositive       -0-
                          Power

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person             332,175*

(12)  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares
      (See instructions)

(13)  Percent of Class Represented by            9.4%
      Amount in Row (11)

(14)  Type of Reporting Person (See              PN
      Instructions)










---------------

* But see Item 5

ITEM 1.   SECURITY AND ISSUER

      This  schedule  13D relates to the Common Stock, par value  $.01  per share, of America Service Group, Inc. (the "Issuer"), whose principal executive offices are located at 105 Westpark Drive, Suite 300, Brentwood, Tennessee 37027, filed with the Securities and Exchange Commission on November 24, 1993 by Value Partners, Ltd. ("Value Partners").

ITEM 2.   IDENTITY AND BACKGROUND

      (a)-(c) This Statement is filed by Value Partners, a Texas limited partnership. Ewing & Partners, a Texas general partnership (formerly known as Fisher Ewing Partners), is the general partner of Value Partners. Timothy G. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM") are the general partners of Ewing & Partners. EAM is controlled by Mr. Ewing. The principal place of business for Mr. Ewing, EAM and Value Partners is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201.

      The present principal occupation or employment of Mr. Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Ewing & Partners is the management of Value Partners. The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

      (d) None of Value Partners, Ewing & Partners, EAM or Mr. Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of Value Partners, Ewing & Partners, EAM or Mr. Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Ewing is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The 332,175 shares of Common Stock beneficially owned by Value Partners were purchased in transactions effected in the over-the-counter market for an aggregate purchase price of $2,046,144.50 (including brokerage commissions), all of which was derived from the working capital of Value Partners.

ITEM 4.   PURPOSE OF TRANSACTION

      Value Partners has acquired all 332,175 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by it.

      Except as set forth above, none of Value Partners, Ewing & Partners, EAM or Mr. Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       (a) As of January 8, 1998, Value Partners beneficially owned 332,175 shares of Common Stock, representing approximately 9.4% of the Common Stock outstanding.

           According to the Issuer's Form 10-Q for the quarter ended September 30, 1997, a total of 3,524,311 shares of Common Stock were issued and outstanding as of November 6, 1997.

      (b) Value Partners has the sole power to vote and dispose of the 332,175 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or direct the disposition of, the 332,175 shares of Common Stock owned by Value Partners. Mr. Ewing and EAM, as general partners of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the 332,175 shares of Common Stock owned by Value Partners.

     The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Ewing, EAM or Ewing & Partners is for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act the beneficial owner of any of the 332,175 shares of Common Stock beneficially owned by Value Partners.

       (c) During the past 60 days Value Partners effected the following transaction in the Common Stock in the over-the-counter market:

                      NUMBER OF SHARES OF
       DATE          COMMON STOCK PURCHASED      PRICE PER SHARE*
       ------        ----------------------      ----------------
       1-8-98                45,000                   $8.4767

       * Price per share includes brokerage commissions.

      (d) Mr. Ewing and EAM may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Value Partners.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Value Partners, Ewing & Partners and Mr. Ewing have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

      (a) The Amended and Restated Management Agreement between Ewing & Partners and Value Partners, Ltd. dated effective as of January 1, 1998, pursuant to the terms of which Ewing & Partners, as General Partner, has the sole power to manage the affairs of Value Partners, including the right to vote the shares of the Issuer and to dispose of such shares.

      (b) Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


     The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit 1 Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993.

Exhibit 2      Amended and Restated Management Agreement between Ewing
               & Partners and Value Partners, Ltd. dated effective as of January 1, 1998



                                SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 20, 1998

                              VALUE PARTNERS, LTD.

                              By:  EWING & PARTNERS
                                   as General Partner


                                   By:  /S/TIMOTHY G. EWING
                                        ---------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                               EXHIBIT INDEX

                                                              PAGE NO.
                                                              --------

Exhibit 1*     Form of Amended and Restated Agreement of
               Limited Partnership of Value Partners dated as of October 1, 1993

Exhibit 2**    Amended and Restated Management Agreement
               between Ewing & Partners and Value Partners,
               Ltd. dated effective as of January 1, 1998         8


*  Previously filed.
** Filed herewith.